Bangkok Bank
ธนาคารกรุงเทพ

02055615

October 21, 2002

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 2002 third-quarter unreviewed financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

You can access these financial results through SEC's website at **http://www.sec.or.th** (Listed Companies/Financial Statement) or SET's website at **http://www.set.or.th** (News Room/Company News) or Bangkok Bank's website at **http://www.bangkokbank.com** (About Us/Financial Statements).

Regards,

for

Dr. Piyapan Tayanithi
Executive Vice President

Information Management Group, Office of the President
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bangkokbank.com
Bangkok Bank Public Company Limited
333 Silom Road Bangkok 10500 Thailand Tel (662) 231-4333 www.bangkokbank.com

File No. 82-4835

Bangkok Bank
ธนาคารกรุงเทพ

ข่าวประชาสัมพันธ์
Press Release

21 October 2002

Bangkok Bank Reports Steady Q3 Profit of Baht 1.6 billion

Bangkok Bank has reported a net profit of Baht 1.6 billion for the 3rd quarter of 2002. Compared with the 2nd quarter, this is an increase of Baht 83 million and represents earnings per share of Baht 1.11.

Interest income was steady at Baht 12.9 billion while interest expenses fell slightly from Baht 7.6 billion to Baht 7.5 billion. Consequently, net interest income rose by 2.8 percent in the September quarter from Baht 5.3 billion to Baht 5.5 billion.

Fee and service income rose by Baht 59 million to Baht 2.7 billion during the quarter. Fee and service income has risen by 12.0 percent year-on-year. Non-interest expenses declined slightly to Baht 6.3 billion during the three-month period.

Total loans increased from Baht 803.9 billion to Baht 823.5 billion, a rise of 2.4 percent for the quarter.

In accordance with the Bank's conservative provisioning policy, it set aside Baht 1.5 billion in loan loss provisioning for the quarter, up from Baht 1.1 billion in the previous quarter. Reserves for loan losses now amount to Baht 155.8 billion, an increase of Baht 779 million from the previous quarter.

Non-performing loans stood at Baht 112.9 billion, or 14.9 percent of total loans, at the end of September, while classified loans totalled Baht 237.9 billion, a decline of Baht 3.6 billion. The Bank restructured loans to the value of Baht 23.2 billion during the three-month period.

Deposits amounted to Baht 1,052.4 billion, a decrease of Baht 30.7 billion mainly due to some depositors moving their deposits to invest in "Government savings" bonds. Total assets at the end of September stood at Baht 1,234.3 billion, which represents a decrease of Baht 23.6 billion for the quarter.

Total shareholders' equity increased to Baht 52.9 billion from Baht 47.4 billion at the end of the June.

The total capital adequacy ratio, after adjusting for the third quarter profit, stood at approximately 11.9 percent, while tier 1 capital was approximately 7.5 percent.

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม กรุงเทพฯ 10500 โทรศัพท์ (662) 230-2710 โทรสาร (662) 231-4692
Bangkok Bank Public Company Limited (Bor. Mor. Jor. 1 1 1)
333 Silom Road Bangkok 10500 Thailand Tel. (662) 230-2710 Fax. (662) 231-4692

ธนาคารกรุงเทพ
Bangkok Bank

File No: 82-4835

Summary Statement of Liabilities and Assets *

C.B. 1.1

As of 30 September, 2002

ASSETS	Baht
Cash	14,834,438,662.22
Interbank and money market items	158,568,073,866.04
Securities purchased under resale agreements	20,600,000,000.00
Investment in securities, net (with obligations Baht 88,481,000,000.00)	294,498,480,369.60
Credit advances (net of allowance for doubtful accounts)	667,632,098,471.66
Accrued interest receivables	1,789,710,298.82
Properties foreclosed, net	32,038,731,265.71
Customers' liabilities under acceptances	1,126,442,000.07
Premises and equipment, net	29,977,126,057.50
Other assets	13,203,664,947.28
Total Assets	1,234,268,765,938.90
Customers' liabilities under unmatured bills	9,238,434,081.70
Total	1,243,507,200,020.60
LIABILITIES	
Deposits	1,052,361,005,119.86
Interbank and money market items	24,130,484,043.54
Liabilities payable on demand	3,638,284,344.81
Securities sold under repurchase agreements	-
Borrowings	78,599,892,299.21
Bank's liabilities under acceptance	1,126,442,000.07
Other liabilities	21,532,934,315.45
Total Liabilities	1,181,389,042,122.94
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	14,668,406,940.00
Reserves and net profit after appropriation	18,809,718,854.88
Other reserves and profit and loss account	19,401,598,021.08
Total Shareholders' Equity	52,879,723,815.96
Total Liabilities and Shareholders' Equity	1,234,268,765,938.90
Bank's liabilities under unmatured bills	9,238,434,081.70
Total	1,243,507,200,020.60

Non-Performing Loans (14.94 % of total loans before allowance for doubtful accounts)	112,894,910,000.00
Loans to related parties	32,115,662,803.02
Loans to related asset management companies	-
Loans to related parties due to debt restructuring	49,773,964,611.54
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	34,496,550,000.00
Legal capital fund	91,932,227,391.97
Changes in liabilities and assets this month due to the panalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act, Section	-
International Banking Facility's assets and liabilities	
Total assets	11,313,417,478.28
Total liabilities	569,825.62
Significant contingent liabilities	
Avals to bills and guarantees of loans	22,380,799,890.46
Letters of credit	25,575,602,381.82

* This Summary Statement has not been reviewed or audited by Certified Public Accountant

Bangkok Bank Public Company Limited

Statements of Income

For 3 months Ended September 30,

(Unreviewed)

Unit : Thousand Baht

	2002	**2001**
Interest and dividend income	12,943,137	14,885,454
Interest expenses	7,445,071	8,931,033
Bad debt and doubtful accounts	1,471,899	1,501,511
Non-interest income	3,926,679	3,149,532
Non-interest expenses	6,321,563	5,823,701
Income before income tax	1,631,283	1,778,741
Income tax expenses	-	-
Net income	1,631,283	1,778,741
Earnings per share (Baht)	1.11	1.21

(Mr. Teera Aphaiwongse)

Executive Director & Senior Executive Vice President

Bangkok Bank Public Company Limited

Statements of Income

For 9 months Ended September 30,

(Unreviewed)

Unit : Thousand Baht

	2002	**2001**
Interest and dividend income	39,069,034	46,360,532
Interest expenses	22,892,098	28,184,303
Bad debt and doubtful accounts	3,601,505	4,451,812
Non-interest income	11,040,844	8,610,272
Non-interest expenses	18,883,947	17,169,924
Income before income tax	4,732,328	5,164,765
Income tax expenses	-	-
Net income	4,732,328	5,164,765
Earnings per share (Baht)	3.22	3.52

Teera Aphaiwongse

(Mr. Teera Aphaiwongse)

Executive Director & Senior Executive Vice President

PL-9E.doc

NOTE 1. As at September 30, 2002, the Bank had outstanding loans amounted to Baht 823,535.9 million or an increase of Baht 19,616.0 million, or 2.4 % from June 2002.

2. Non-performing loans

As at September 30, 2002, the Bank had non-performing loans, which represent loans for which interest or principal has been in arrears for more than three months from their due dates, amounting to Baht 112,894.9 million or 14.9 % of total loans before allowance for doubtful accounts.

3. Classified loans and accrued interest receivables

As at September 30, 2002, classified loans and accrued interest receivables in accordance with the notification of the BOT dated February 18, 2002 are as follows :

				Million Baht
	Loans and Accrued Interest Receivables*	Loans and Accrued Interest Receivables Net of collateral Permitted by BOT*	% Required per BOT	Provision Required by the BOT *
Normal	549,791.4	260,728.6	1	2,607.3
Special mentioned	37,775.9	10,398.3	2	207.9
Substandard	32,058.6	12,618.3	20	2,523.7
Doubtful	24,995.9	9,227.8	50	4,613.9
Doubtful of loss	180,850.4	86,218.5	100	86,218.5
Total	825,472.2	379,191.5		96,171.3

* Exclude interbank & money market amounting to Baht 5,845.7 million

As at September 30, 2002, the required allowance for doubtful accounts pursuant to the Bank of Thailand's guidelines and the recorded allowance for doubtful accounts on the Bank's financial statements, which exceeds the required allowance for doubtful accounts pursuant to the Bank of Thailand's guidelines are as follows :

	Provision Required By the BOT *	Provision Recorded on the Financial Statements*	Million Baht Percent of the Provision Required by the BOT
Allowance for doubtful accounts from loan classification	96,171.3	144,128.3	149.9
Allowance for valuation adjustment for debt restructuring	11,632.6	11,632.6	100.0
Total	107,803.9	155,760.9	144.5

* Exclude allowance for doubtful accounts of interbank and money market, amounting to Baht 191.7 million.

4. Troubled debt restructuring

For the quarter and the nine - month period ended September 30, 2002, the Bank restructured loans amounting to Baht 23,150.7 million and Baht 43,932.2 million.

5. Transfer of assets to the Thai Asset Management Corporation (TAMC)

For the quarter and the nine - month period ended September 30, 2002, the Bank had transferred impaired assets at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the BOT, amounting to Baht 255.5 million and Baht 2,288.8 million to the TAMC, respectively.